UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated August 27, 2021, announcing that Euronav Luxembourg S.A., a wholly owned subsidiary of the Company, mandated DNB Markets, Nordea, and Arctic Securities AS to arrange a series of fixed income investor calls that, subject to inter alia market conditions, may be followed by a USD denominated senior unsecured bond issue with five year tenor.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-238472) that was filed with the U.S. Securities and Exchange Commission effective May 18, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: August 27, 2021

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Friday 27 August 2021 – 8 a.m. CET _______________________________________

EURONAV ANNOUNCES FIXED INCOME INVESTOR CALLS

ANTWERP, Belgium, 27 of August 2021 – Euronav Luxembourg S.A., a wholly owned subsidiary of the Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”), mandated DNB Markets, Nordea and Arctic Securities AS to arrange a series of fixed income investor calls commencing on 30th August 2021. A USD denominated senior unsecured bond issue with five year tenor may follow subject to inter alia market conditions.

In conjunction with the potential bond issue, the Company may consider a conditional buyback of EULU01 maturing 31 May 2022 (ISIN: NO0010793888). The proceeds from the potential bond issue will be used for refinancing of EULU01 and for general corporate purposes.

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Contact:
Brian Gallagher – Head of IR, Research and Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of third quarter results 2021: Thursday 4 November 2021

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 48 VLCCs (of which four are under bareboat charter, four are time chartered in and three to be delivered), 30 Suezmaxes (of which one is in a joint venture, two vessels that are time chartered in and five vessels to be delivered) and 2 FSO vessels (both owned in 50%-50% joint venture).

PRESS RELEASE Regulated information Friday 27 August 2021 – 8 a.m. CET _______________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.